October 4, 2011

VIA EDGAR CORRESPONDENCE

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Solo Cup Company
Form 10-K for Fiscal Year ended December 26, 2010
Filed March 17, 2011
Form 10-Q/A#1 for Fiscal Quarter ended June 26, 2011
Filed August 12, 2011
File No. 333-116843

Dear Mr. Decker:

Solo Cup Company submits this letter in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in your letter dated September 13, 2011 (the “Comment Letter”), with respect to the above-referenced filings. In this letter, the terms “we,” “us” and “our” refer to Solo Cup Company.

Our responses to the Staff's comments contained in the Comment Letter are set forth below. For your convenience, we have repeated in italics each of the Staff's comments before each corresponding response.

Form 10-K for Fiscal Year ended December 26, 2010
General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:

Where your comment requests additional disclosures, we have included in this letter our proposed new disclosure. Where our response describes a modification to our current disclosure, we have underlined the new proposed disclosure and identified the proposed deleted text by striking through that text. We will include in our future filings, including interim filings, as applicable, the revisions that we propose in this letter. Please note that the proposed disclosures set forth in this letter assume that the statements would remain true at the time we make such future filings.

Management's Discussion and Analysis
Results of Operations, page 17

2.
Please provide a discussion of your segments' results. You should discuss with quantification the business reasons for changes between periods in the revenues and operating income (loss) of each of your segments. Please also separately discuss with quantification business reasons for changes in intercompany eliminations between periods. Your discussion should include why the eliminations are necessary as well as the entities to which they are related.

Response:

In determining whether to provide a discussion of our results of operations by segment, we were guided by Item 303 of Regulation S-K, which does not require a discussion of each relevant, reportable segment unless “in the registrant's judgment a discussion of segment information or of other subdivisions of the registrant's business would be appropriate to an understanding of such business.” During each of the fiscal years ended December 26, 2010, December 27, 2009 and December 28, 2008, our North American segment accounted for over 90% of our revenues and operating income or loss. Accordingly, we believe that a discussion that focuses on consolidated results, and includes, where relevant, the impact of our international operations on such consolidated results, provides the reader with the most meaningful understanding of, and perspective on, our results of operations and business.

Critical Accounting Estimates
Impairment of Long-Lived Assets, page 29

3.	Please expand your disclosures to address the following:

•	Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25 as well as ASC 350-30-35-15 through 28;

•
To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total stockholders' equity, please provide the following disclosures related to those assets or asset groups:

◦	The percentage by which the undiscounted cash flows exceed the carrying value;

◦	The carrying value of these assets;

◦	A description of the assumptions that drive the undiscounted cash flows;

◦
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

◦	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.
Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:

In applicable future filings, beginning with our Annual Report on Form 10-K for the Fiscal Year ending December 25, 2011 (the “2011 Form 10-K”), we will include revised disclosure in the Critical Accounting Estimates section of Management's Discussion and Analysis of Financial Condition and Results of Operations as follows:

“Impairment of long-lived assets. For purposes of testing impairment, we group our long-lived assets at the lowest level for which there are identifiable cash flows independent of other asset groups. In performing this analysis, we consider whether the results and cash flows of an asset or asset group can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. We generally group our long-lived assets by geographic location.

We test ~~property~~ an asset or asset group for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include, but are not limited to, significant adverse changes in the business climate, the impact of significant customer losses, current period operating or cash flow losses, forecasted continuing losses, or a current expectation that an asset or asset group will be disposed of before the end of its useful life, for example, as a result of a decision to exit a product line or close a manufacturing facility. Recoverability ~~of property~~ is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over their remaining useful lives. Restoration of a previously recognized impairment loss is not allowed. There are inherent uncertainties associated with these judgments and estimates.”

As of December 26, 2010, there were no asset groups where expected undiscounted future cash flows were not substantially in excess of the carrying value of such asset group. Further, we are not aware of any events or changes in circumstances during 2011 that would indicate that the carrying value of an asset group may not be recoverable.

Financial Statements
Notes to the Financial Statements
General

4.
Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•
in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Response:

In applicable future filings, beginning with our 2011 Form 10-K, we will include the following disclosure within the “Summary of Significant Accounting Policies” note to our annual consolidated financial statements:

“The primary components of cost of goods sold are material, direct and indirect labor and other manufacturing costs associated with the products we sell. Cost of goods sold also includes freight and distribution costs, including inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs.

The primary components of selling, general and administrative expenses are compensation and benefits relating to our sales, marketing and administrative personnel, professional fees and other selling and administrative costs.”

Note 2. Summary of Significant Accounting Policies
Cash and Cash Equivalents, page 38

5.	Please tell us what consideration you gave to also including the $7.3 million of cash from the sale of your Springfield, Missouri plant in restricted cash pursuant to Rule 5.02.1 of Regulation S-X.

Response:

We considered Rule 5.02 of Regulation S-X, and specifically Rule 5.02.1 thereof, in determining our disclosure relating to the $7.3 million of net proceeds from the sale of our Springfield, Missouri plant. The stated purpose of Rule 5.02 is to “indicate the various line items and certain additional disclosures which . . . should appear on the face of the balance sheets or related notes . . . .” Rule 5.02.1 provides that “[s]eparate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage”; however, the Rule does not state whether such disclosure should be in a separate line item on the face of the balance sheet or in the related notes. Accordingly, we read Rule 5.02.1 to require separate disclosure of restricted cash and cash items, while providing discretion to the registrant to determine the appropriate location of such disclosure.

We determined that it was appropriate to include the $7.3 million of net proceeds from the sale of our Springfield plant in the Cash and Cash Equivalents line item on our balance sheet, and to disclose the restrictions in the notes to the consolidated financial statements, due to the practical insignificance of the restrictions. Those restrictions, set forth in the indentures governing our senior secured and senior subordinated notes, required us to maintain the net proceeds in a separate bank account and use the net proceeds to purchase or improve assets useful in our business or to purchase a business that is related, complimentary or ancillary to our existing business within 365 days of the December 6, 2010 sale of our Springfield plant. We did not deem this restriction on use to be significant to our liquidity or the operation of our business because our annual capital expenditures historically have been well in excess of $7.3 million and, as we disclosed in the “Liquidity and Capital Resources” section of Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended December 26, 2010 (the “2010 Form 10-K”), we expected capital expenditures for 2011 to be in the range of $35 million to $45 million. The net proceeds resided in one of our bank accounts and were utilized fully by April 2011 to fund capital expenditures.

In contrast, we included in the Restricted Cash line item on the face of our December 26, 2010 consolidated balance sheet $1.9 million of cash required to secure obligations under interest rate swap agreements. We determined that such amount should be excluded from the Cash and Cash Equivalents line item and separately disclosed on the face of the balance sheet due to the significant restrictions applicable to our use of such cash. The $1.9 million of cash was a legally restricted deposit held as a compensating balance to assure future credit availability against interest rate swap agreements, and was held and controlled by the counterparty to the interest rate swap agreements as collateral.

Property, Plant, and Equipment, page 39

6.
Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate depreciation and amortization to cost of sales, please tell us what consideration you gave to SAB Topic 11:B.

Response:

In applicable future filings, beginning with our 2011 Form 10-K, we will include the following disclosure in the “Summary of Significant Accounting Policies” note to our annual consolidated financial statements:

“Substantially all depreciation and amortization expense is included in cost of goods sold in our consolidated statement of operations, as substantially all of our capital assets relate to our production activities. The remaining amount is included in selling, general and administrative expenses.”

Note 7. Property, Plant, and Equipment, page 45

7.
The loss for the year ended December 27, 2009 includes adjustments made during the third and fourth fiscal quarters of 2009 to record the retirement of approximately $5.8 million of equipment that should have been recorded in prior periods. You determined these adjustments were not material to your then current and prior period consolidated financial statements. Please tell us each of the periods the $5.8 million adjustment relates to and correspondingly the correction amount associated with each period. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N for each period impacted.

Response:

The $5.8 million adjustment to Loss on Asset Disposals recorded in our fiscal year ended December 27, 2009 related to asset retirements that should have been recorded in our 2008, 2007, 2006 and 2005 fiscal years. The following amounts should have been reflected in Loss on Asset Disposals in our consolidated statements of operations for the following prior periods: 2008 ($4.3 million), 2007 ($0.3 million), 2006 ($0.7 million) and 2005 ($0.5 million).

We discovered $4.8 million of the $5.8 million error in connection with our preparation of financial statements for the fiscal quarter ended September 27, 2009. At that time, we addressed the materiality of the $4.8 million adjustment in accordance with SAB Topics 1:M and 1:N. Specifically, we performed a detailed quantitative and qualitative analysis of the relevant facts, the impact of the adjustment on our projected full-year 2009 financial statements and the impact of the uncorrected misstatement on our 2008 financial statements.

Our quantitative analysis focused on the impact of the error on net loss and Adjusted EBITDA, a metric on which financial covenants applicable to our term and revolving credit facilities in effect prior to our July 2009 refinancing were based. We believe that Adjusted EBITDA was and is a key financial metric that was utilized during the periods affected by the error, and continues to be utilized, by our lenders and by debt and equity investors to evaluate our financial performance and ability to service our debt. We did not consider the impact of the errors on earnings per share because our equity was, and remains, privately held, and earnings per share was not a relevant financial metric.

In performing our quantitative analysis, we also considered Financial Accounting Standards Board Accounting Standards Codification 250-10-45-27, which states that, “[i]n determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

We analyzed the asset retirement error together with other relevant items, most notably the error related to deferred tax liabilities that we identified in the first quarter of 2009, to determine the aggregate impact of the errors on full-year financial statements. The quantitative impact was not significant to the projected full year net loss for 2009 (approximately 3.5%). Further, the quantitative impact on Adjusted EBITDA was de minimis because gains and losses on asset disposals and income tax provision are excluded from the calculation of Adjusted EBITDA.

We also considered the quantitative impact of the uncorrected misstatement on our 2008 results. The $4.3 million understatement of loss on asset disposals represented 35% of our reported net loss of $12.2 million; however, the misstatement had no impact on our cash flows or Adjusted EBITDA, or on trends. Further, we determined that a $4.3 million adjustment to net loss would not meaningfully change a reader's view of our near break-even results of operations for the period.

In addition to assessing the quantitative effect of the asset retirement error, we also assessed qualitative impacts. As indicated in SAB Topics 1:M and 1:N, among the considerations that may render material a quantitatively small misstatement of a financial statement item are the following:

•whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

These items were capable of precise measurement.

•whether the misstatement masks a change in earnings or other trends

The misstatements did not mask a change in current or historical earnings or other trends. Neither the misstatements in prior periods nor the correction of the errors in the current period was material to net loss or Adjusted EBITDA.

•whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

This point is not entirely applicable to us because our equity is not publicly traded and earnings per share is not calculated. Although individual analysts' expectations for Adjusted EBITDA are published from time to time, the errors did not impact Adjusted EBITDA.

•whether the misstatement changes a loss into income or vice versa

None of the corrections changed a loss into income or vice versa during the fiscal quarter ended September 27, 2009 or the fiscal year ended December 27, 2009 and would not have done so if it had been recorded during any previously-issued period, including the fiscal year ended December 28, 2008.

•whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

These misstatements impacted the North American segment, which accounted for over 90% of our revenues and operating income or loss for each of the fiscal years ended December 26, 2010, December 27, 2009 and December 28, 2008.

•whether the misstatement affects the registrant's compliance with regulatory requirements

These misstatements did not affect our compliance with regulatory requirements.

•whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

Financial covenants under the agreement governing our term and revolving credit facilities in effect prior to our July 2009 refinancing were based on a definition of Adjusted EBITDA. Gains and losses on asset disposals were excluded from the calculation of Adjusted EBITDA. Accordingly, the recording of adjustments in the correct prior periods would not have resulted in covenant noncompliance for those periods.

Our material debt agreements that were in effect following the July 2009 refinancing did not contain maintenance covenants that were applicable to us during the period in which the correction was recorded.

•whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

A variation of full-year EBITDA was the basis for management incentive compensation targets. The misstatements did not impact calculations for 2009 or prior-year periods because gains and losses on asset disposals were excluded from the calculation of EBITDA for management incentive compensation targets.

•whether the misstatement involves concealment of an unlawful transaction.

These misstatements did not involve the concealment of an unlawful transaction.

Management concluded that the adjustments were not quantitatively or qualitatively material to our then-current or prior-period financial statements. Accordingly, we recorded the correcting entries in the thirteen weeks ended September 27, 2009. To increase transparency around this item, we provided disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the “Property, Plant and Equipment” note to our consolidated financial statements regarding the inclusion of an amount to correct an error in previously-reported Loss on Asset Disposals.

During the fourth fiscal quarter of 2009, we continued to refine our controls over the retirement of fixed assets and identified an additional $1.0 million of asset retirements that should have been recorded in prior periods. As such, we performed an additional materiality analysis and determined that our conclusions reached for the interim period were still applicable to the full fiscal year.

8.
Please tell us what impact the errors related to the recording of the retirement of equipment as well as the errors related to deferred tax reported liabilities disclosed in Note 9 had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting. In your 2009 and 2010 Forms 10-Q and Form 10-K, it does not appear that you identified any changes in your internal control over financial reporting related to either of these errors but still determined that your disclosure controls and procedures and internal control over financial reporting were effective. Please help us understand how you were able to reach these conclusions in light of these errors and no changes to your internal control over financial reporting.

Response:

As previously disclosed in our Annual Report on Form 10-K for the fiscal year ended December 28, 2008 (the “2008 Form 10-K”), in the fourth quarter of 2008, we augmented our internal controls related to the recording of the retirement of equipment through, among other improvements, the initiation of a quarterly subsidiary ledger review process. In 2009, through the operation, testing and review of these asset verification controls, we identified equipment retirements that should have been recorded in prior periods. Management determined that the deficiency that gave rise to the error related to the ineffective operation of one of these asset verification controls. Most of the error related to a discrete set of retired assets at one of our manufacturing facilities, with the remainder related to our corporate location. We considered the actual and potential impact of the control deficiency, and determined that the error related to discrete retired assets, and that the potential for additional errors was minimal because our testing confirmed that the control was operating as intended in other areas of the affected manufacturing facility and at our other facilities. Further, as discussed above in our response to comment 7, the adjustment did not affect our cash flows or Adjusted EBITDA. Accordingly, management concluded that the control deficiency did not rise to the level of a material weakness, and, therefore, no disclosure in Item 9A was required. We also determined that the corrective actions taken at the affected facility and our corporate location did not, in our judgment, represent a significant change in our internal control over financial reporting that would require disclosure in Item 9A.

With respect to the recording of deferred tax liabilities, management determined that the adjustment identified and recorded in the first quarter of 2009 resulted from an error in a discrete calculation pertaining to a 2006 transaction recorded by one of our foreign subsidiaries. Once we identified the error, we assessed the design and effectiveness of our internal control over financial reporting with respect to deferred taxes, as well as the impact of the adjustments identified. We determined that the potential and actual impact of this control deficiency did not rise to the level of a material weakness in any of the periods presented due to the discrete nature of the calculation and because we had recorded a full valuation allowance, reducing the likelihood that any errors would result in a material difference in our financial statements. Accordingly, we concluded that no disclosure in Item 9A was required related to the underlying deficiency or the minor changes in controls that were implemented in connection with its remediation.

Note 10. Debt, page 50

9.
Please disclose whether you are in compliance with the covenants included in your debt agreements and discuss periods of noncompliance, if any. Please also disclose the specific terms of any material debt covenants along with any required ratios/amounts. For any material debt covenants for which it is reasonably likely that either (a) you will not be able to meet or (b) could limit your ability to undertake additional debt or equity financing, please also disclose the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to U.S. GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

In applicable future filings, we will disclose whether we are in compliance with the covenants in our debt agreements, including the agreements governing our U.S. asset-based revolving and Canadian credit facilities and the indentures governing our senior secured and senior subordinated notes. We were in compliance in 2009 and 2010, and currently are in compliance with the covenants contained in those agreements. Accordingly, beginning with our 2011 Form 10-K, we will include disclosure to the following effect in the “Debt” note to our annual consolidated financial statements:

“As of [December 25, 2011], we were in compliance with the covenants included in the [applicable indenture or debt agreement] described above.”

There are no financial covenants currently applicable to us in our material debt agreements that require us to maintain specified ratios or amounts as of any date or for any period. Our U.S. asset-based revolving credit facility contains a springing covenant that would apply if the available capacity under the facility drops below a specified threshold. We included disclosure regarding this covenant in Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2010 Form 10-K, as follows:

“In addition, the asset-based revolving credit facility contains a springing covenant that is not currently applicable to us. In the event our available capacity under the facility drops below a specified threshold (the greater of (a) $15,000,000 or (b) 15% of the lesser of our borrowing base or the aggregate amount of commitments under the facility), all cash receipts would be controlled by our lenders and used to pay down outstanding borrowings under the facility. In addition, we would be required to maintain a minimum Fixed Charge Coverage Ratio (as defined in the facility) of 1.1 to 1 for a trailing twelve-month period. The lenders would maintain control over our receipts and the minimum Fixed Charge Coverage Ratio requirement would remain in effect until such time that our available capacity rises to a level that equals or exceeds the above specified threshold for 45 consecutive days.”

We will continue to include the above disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations in future annual reports, beginning with our 2011 Form 10-K.

Our management does not expect that the springing covenant described above in our U.S. asset-based revolving credit facility will become applicable to us in the foreseeable future. We will continue to consider the likelihood of the future applicability of the springing covenant, and, if it becomes reasonably likely that the covenant will become applicable to us, we will include in future filings an appropriate discussion of the covenant, including the required ratio and amounts and the computations used to arrive at the actual ratio and amounts (with corresponding reconciliations to U.S. GAAP), and the reasonably likely effects of compliance or non-compliance with the covenant on our financial condition and liquidity.

Other than as set forth above, our material debt agreements do not contain financial covenants that require us to maintain specified ratios or amounts as of any date or for any period; however, as previously disclosed, most recently in our 2010 Form 10-K, the indentures governing our senior secured and senior subordinated notes and the agreements governing our U.S. asset-based revolving and Canadian credit facilities contain covenants that limit, among other things, our ability to incur additional debt or issue preferred or other specified classes of stock, create liens, and pay dividends, make investments or make other restricted payments. Our management currently believes that the covenants in our material debt agreements do not limit to a material extent our ability to undertake financing necessary to operate our business or meet our reasonably foreseeable liquidity needs. We will continue to consider the impact of the covenants in our material debt agreements on our ability to undertake additional debt or equity financing and, if such covenants are reasonably likely to limit to a material extent our ability to undertake financing necessary to operate our business or meet our reasonably foreseeable liquidity needs, will include in future filings an appropriate discussion of the relevant covenants, including the required ratios or amounts and the computations used to arrive at the actual ratios or amounts (with corresponding reconciliations to U.S. GAAP), and the consequences of the limitations under the relevant covenants on our financial condition and operating performance.

Note 13. Pensions and Other Postretirement Benefits, page 55

10.
ASC 715-20-50-4 states that a U.S. reporting entity may combine disclosures about pension plans or other postretirement benefit plans outside the U.S. with those for U.S. plans unless the benefit obligations of the plans outside the U.S. are significant relative to the total benefit obligation and those plans use significantly different assumptions. In this regard, please tell us how you determined that you should not separately present your disclosures for U.S. and non-U.S. plans.

Response:

We combine our disclosures about our U.S. pension and other postretirement benefit plans with those for plans outside of the United States because we believe that the plans outside of the United States are not significant relative to the total benefit obligation and that those plans do not use significantly different assumptions. As of December 26, 2010, approximately 93% of the $31.3 million total underfunded defined benefit pension plan liability related to our U.S. pension plans and 73% of the $8.1 million total underfunded other postretirement benefit plan liability related to our U.S. plan.

Note 20. Segments, page 64

11.
Please also help us understand why $21.3 million, which appears to be the amount of intersegment net sales, would be eliminated from revenues from external customers for the year ended December 26, 2010.

Response:

Intersegment net sales of $21.3 million for the year ended December 26, 2010 were inadvertently included in revenues from external customers for our North American segment of $1,481.6 million. Accordingly, revenues from external customers for our North American segment for the year ended December 26, 2010 were overstated in the note by approximately 1%; however, such intersegment net sales were eliminated from and did not affect the disclosure of consolidated revenues from external customers in the note or the amount reported as net sales on the consolidated statement of operations for that year. We identified this issue and corrected the presentation in our Forms 10-Q for the fiscal quarters ended March 27, 2011 and June 26, 2011. In our 2011 Form 10-K, we will present the following corrected disclosure for the fiscal year ended December 26, 2010 in the “Segments” note to our consolidated financial statements:

(in thousands)	North America	Europe	Other	Total Segments	Eliminations	Total

Year ended December 26, 2010

Revenues from external customers	$1,460,319	$109,692	$12,850	$1,582,861	—	$1,582,861
Intersegment net sales	21,315	—	—	21,315	(21,315)	—

Note 23. Guarantors, page 67

12.
Given that Rule 3-10(d) of Regulation S-X requires that all of the subsidiary guarantors are 100% owned by the parent guarantor, please disclose, if true, that the subsidiary guarantors are also 100% owned.

Response:

All of the subsidiary guarantors are 100% owned, directly or indirectly, by the Company. In future filings, beginning with our Form 10-Q for the fiscal quarter ended September 25, 2011, we will include the following disclosure in the “Guarantors” note to our consolidated financial statements:

“Each of the subsidiary guarantors is 100% owned, directly or indirectly, by Solo Delaware.”

Item 9A. Controls and Procedures
Management Report on Internal Control Over Financial Reporting, page 74

13.
Item 308T(a) of Regulation S-K previously allowed management's report on internal control over financial reporting not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Given that Item 308T and the accompanying note and instructions expired on December 15, 2010, it is not clear how you determined that it was still appropriate for your report to be deemed furnished and not filed. Please advise or revise.

Response:

As a result of the expiration of Item 308T and the accompanying note and instructions on December 15, 2010, we should not have included in Item 9A the statement that management's report on internal control over financial reporting shall be deemed furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934. We will not include that statement in Item 9A of applicable future filings, beginning with our 2011 Form 10-K.

Form 10-Q/A#1 for Fiscal Quarter ended June 26, 2011
General

14.	Please address the above comments in your interim filings as well, as applicable.

Response:

We will address the above comments in our applicable interim filings. Where applicable, we have referenced any revisions that would be made to our interim filings in our responses above.

In addition, this will confirm, and we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please call me at 847-444-3201.

Very truly yours,

SOLO CUP COMPANY

By:_/s/ Robert D. Koney, Jr._____________________
Robert D. Koney, Jr.
Executive Vice President and Chief Financial Officer

cc:    Nudrat Salik, Securities and Exchange Commission